

Mail Stop 6010

July 24, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Thomas Sandgaard
Chief Executive Officer
Zynex Medical Holdings, Inc.
8022 Southpart Circle, Suite 100
Littleton, CO   80210

> **Re: Zynex Medical Holdings, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 16, 2008**
> **File No. 33-26787-A**

Dear Mr. Sandgaard:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief